
11005244

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JAN 31 2011
WASH, D.C.
211
SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 25, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street
South Surrey, BC V4A 4N2
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's 2010 Chairman's Report to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


SIGN
HERE

Tanzanian Royalty Exploration Corp.
(Registrant)



Date: January 25, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1
Form 6-K
Commission File Number 001-32500
CIK 0001173648
Tanzanian Royalty Exploration Corporation



TANZANIAN ROYALTY EXPLORATION

THE CHAIRMAN'S REPORT 2010



Dear Friends,

Gold's historic 30% rise in 2010 was precipitated by several factors including the sovereign debt crisis in Europe and the US Federal Reserve's multi-phased quantitative easing program which fueled currency market instability while boosting physical demand for gold.

This is the tenth straight year that gold has closed higher year-on-year and that trend is unlikely to change anytime soon in my opinion. Increasing tension on the Korean peninsula, the prospects for an escalation in the euro-zone debt crisis with a debt default by Spain, growing physical demand for gold, and depleting mine supplies are certain to put a floor under prices, eliminating the probability of a major correction.

For Tanzanian Royalty the 2010 fiscal and calendar years simply could not have closed on a more positive note. At no time in our history have the prospects for your Company looked better. It is my sincere belief that the Tanzanian Royalty of 2011 will be very much a different company following the completion of a major acquisition at year end. In addition, a series of financings aggregating approximately $12 million in fiscal first quarter 2011 boosted our working capital to the highest levels on record, enabling us to vigorously pursue several company-making initiatives in the coming year.

Buckreef Gold Mine Re-development Project

One of these initiatives is the Buckreef Gold Mine Re-development Project in northern Tanzania which your company secured in a competitive bidding process that included at least one major international gold producer. Buckreef is an advanced-stage gold exploration project containing measured gold resources of 265,000 ounces, indicated resources of 444,000 ounces and inferred resources of 826,000 ounces - all in compliance with National Instrument 43-101 standards of disclosure for mineral projects.


The Buckreef Project

The Buckreef Project is situated 100 kilometres southwest of the regional city of Mwanza on Lake Victoria in northern Tanzania. As many of you know, Mwanza is home to the Company's exploration office in Tanzania. It is also a major service centre for mining related activities in the Lake Victoria Goldfields which in recent years has generated many new gold discoveries and producers.

Buckreef Geology

The Buckreef Project is a shear hosted gold deposit. Shear zones are geologically important structural discontinuities (a surface that separates unrelated groups of rocks) on the surface of the earth that account for a major part of worldwide historic gold production. They are second only to the Witwatersrand gold deposits of South Africa. The gold mineralization at Buckreef is associated with shear zones or splays (limbs) off the main shear; and similar to other gold deposits around the world, areas of extension and dilational zones (expanded or stretched) appear to host the best zones of mineralization.

Gold mineralization at Buckreef is non-refractory (meaning the gold should be relatively easy to recover) in both fresh and oxide material and is associated with small amounts of fine grained pyrite (iron sulphide) within the grey quartz veining. Detailed logging of drill core reveals a prominent deepening of the oxidation level below portions of both the Main and North Zones at Buckreef.

At depth, well developed high grade ore shoots have been identified by drilling and the gold resources established to date at Buckreef are amenable to both open pit and underground mining methods. The high silica content in ore zones produces well defined IP (geophysical) anomalies that are frequently associated with structural features that host gold deposits. Many such anomalies remain to be tested at Buckreef.

An aggressive exploration program began at Buckreef in 2006 along with a scoping study (pre-feasibility) to determine the most viable metallurgical process and the mineral resource size needed to proceed to full feasibility and commercial production. Detailed metallurgical test work in Australia showed excellent gold recoveries for various process plant configurations.

The Buckreef Project comprises 12 contiguous prospecting licenses and the Buziba license, representing an area of approximately 104 square kilometres. Site infrastructure includes an office building, several accommodation units, store, messing facilities, recreational hall, an electrical power generating unit and a fresh water well including a submersible pump and overhead tanks. The camp is currently on care and maintenance and a security force is in place to guard the property and patrol license boundaries.

Buckreef is an advanced stage gold project, one of only a few available on the open market. While your Company's offer for the Buckreef Project was well within industry standards for a quality asset of this nature, I genuinely believe that our positive corporate image in Tanzania contributed to our success.

Under the stewardship of committed and well qualified Tanzanians, our company boasts an unequaled understanding of the social, cultural, and political landscape in Tanzania. Through our equal opportunities programs for Tanzanian employees, our company has won and maintained the respect of Tanzanians from all walks of life. Our President and Director, Joseph Kahama, is a native Tanzanian who takes great care to present our corporate image in a respectful manner.

We fully intend to continue our innovative policies on human resources, minerals exploration and mine development, providing a large footprint for other progressive companies to follow.

Being an advanced stage gold project, we believe Buckreef could see commercial production in 24-30 months. Over the next few months, we intend to review previous exploration data for the project in the context of higher gold prices which could see a reduction in the timing of our development plans.

Here is a brief chronology of previous exploration and mining activities at Buckreef which will allow you to appreciate the merits of the asset your company has acquired:









The Year in Pictures








Coca-Cola

Chronology of Buckreef Development Work

- 1960's - 13 diamond drill holes by the United Nations identified a "possible ore zone" 107 metres long and 8.0 metres wide, extending to 122 metres in depth.
- 1968 - 13 diamond drill holes completed by Tanzanian Mineral Resources Division.
- Early 1970's - Underground development at 30 metres and 61 metres in depth by Williamson Diamonds indicated an ore reserve of 106,000 tonnes grading 8.7g/t gold using a minimum mining width of 1.5 metres.
- 1972 - Tanzanian government approved investment decision and Buckreef Gold Mining Company (BGMC) was formed.
- 1973-79 - Further underground development was completed along with three diamond drill holes by BGMC.
- 1978-81 - Treatment plant and other facilities were established on site with financial assistance from Swedish International.
- 1982-1988 - Gold production commenced but achieved only 25 to 40% of forecast target rate.
- 1988 - Review of operations by British Mining Consultants found Buckreef laboratory assays were 65% higher than overseas check assays.
- 1990 - Mining ceased and mine workings were flooded. Total ore extracted was estimated at approximately 100,000 tonnes grading 3-4g/t gold.
- 1994- 2005 - Aircore, Reverse Circulation and Diamond Drilling conducted by East Africa Mines (EAM) and the government of Tanzania identified more surface and sub-surface resources on the Buckreef Project.
- 2006 – 2008 – More advanced exploration work was done on the Buckreef Project to bring it to a pre-feasibility stage by IAMGOLD Tanzania Ltd. The project has confirmed gold resources on its major prospects which include Buckreef Mine, Rwamagaza (Bingwa & Tembo) and Buziba.
- 2009 – Under financial pressure during the economic crisis of 2008, IAMGOLD wound up its exploration activities in Tanzania and surrendered the tenements to the Government of Tanzania.
- December 2010 – Tanzanian Royalty awarded Buckreef Project under a 55/45 joint venture agreement with Stamico, the state mining company of Tanzania.

Kigosi Project

Activity in the principal discovery area at Kigosi shifted from rotary drilling to bulk sampling in 2010. In order to establish the most efficient method of extracting gold from the surface gravels in the Luhwaika area on the Kigosi property, one modular type gravity recovery plant was brought into the site. A series of shallow pits were dug to evaluate the gold content in overburden, gravels, the mottle zone and the underlying saprolite (chemically weathered rock) zone. Work crews usually attempted to extract a minimum 80 tonne sample from the pits.

Recent test results show that the majority of the gold in the Luhwaika gravels is associated with quartz boulders and pebbles which has proved to be the largest size fraction in the gravel material. Preliminary metallurgical test results show high gold recoveries from these in-situ quartz rubble-beds; and a further improvement in recoveries is expected this year with the addition of two new crushing units. The crusher additions will also allow for higher production rates.

Msonga Area

Reverse Circulation (RC) drilling continued throughout the year in the Msonga area (on the north side of the Kigosi Project), with a specific emphasis on a large soil anomaly that is known to host auriferous (gold-bearing) reef zones. In-fill drilling is planned in 2011 to better establish grade tenors and tonnages for resource modeling purposes as well as a substantial gravel deposit.



Lunguya

The Lunguya property is located approximately 100 kilometres southwest of our exploration office in Mwanza on Lake Victoria. The known gold mineralization at Lunguya occurs within a stress zone near a granite-greenstone contact, a classic geological environment for major gold deposits in Tanzania.

In November 2010, Tanzanian Royalty announced positive results from laboratory test work on surface gravels collected from its Lunguya Primary Mining Licenses (PMLs) in northern Tanzania. These licenses were acquired last year and are associated with the Company's Lunguya Gold Project which is situated within the Kahama District of Tanzania.

In July 2010, the Company acquired two active PMLs that now form the core of its Lunguya Gold Prospect. Preliminary fieldwork on these PMLs has established the presence of a substantial gold-mineralized surface quartz rubble bed along a strike length of 2,000 metres (1.2 miles) with an average width of 200 metres. These type beds are often associated with major gold deposits in the Lake Victoria Greenstone Belt of Tanzania.

The Company's immediate plans are to conduct further detailed evaluation of this quartz rubble zone through close-spaced pitting and trenching (bulk sampling) and Reverse Circulation (RC) drilling for reef and resource definition purposes.

Chemical analysis of sample material returned values of 3.58g/t, 5.75g/t, 2.33g/t and 3.31g/t, giving an average "head grade" for gold of 3.74g/t. (The "head grade" refers to the average grade of the material submitted for processing and analysis). Further analysis indicated the presence of gold in all size fractions (particles sizes) and excellent metallurgical gold recoveries employing off-the-shelf process plant equipment.

While the results of this early work cannot be considered definitive at this point, these tests have demonstrated that the Lunguya surface rubble zone assessed to date is amenable to producing economic gold recoveries using standard and basic gravity-based ore dressing processes that can then be further enhanced with other relevant chemical-based extractive technologies on the gravity concentrate.

The laboratory test work was designed to establish the mineralogical (physical) characteristics of gold contained within an extensive auriferous (gold bearing) quartz rubble bed identified at Lunguya, along with suitable gravity-based recovery methods to extract gold from the gravels which are essentially broken and fractured surface rock.

Late last year the company sought proposals from various industrial suppliers for the design, acquisition and subsequent commissioning of a modular and moveable gold recovery plant for its Lunguya Project. The company will only consider a full turnkey solution that will see the equipment transported and fully commissioned by the supplier on the Lunguya site against specific target dates and penalties for late delivery.

Ushirombo Project

An exploration priority for the Company is the 235 square kilometres Ushirombo mineral property which occurs in the same structural setting as the known gold mineralization at the Tulawaka gold mine (Barrick/MDN Inc) 30 kilometres to the northwest. Particular attention will be paid to the "Ushirombo Gold Corridor," a 12 kilometres long by six kilometres wide northwest-trending zone of highly favourable geology. Most of the project area occurs in greenstones which account for the majority of global gold production.

Nickel

Last year began with the announcement that Jinchuan Mining had agreed to participate in the exploration and development of the Company's Kabanga nickel properties in northwestern Tanzania. Jinchuan Group Limited (JNMC), the parent company of Jinchuan Mining, is a large integrated nonferrous metallurgical and chemical engineering enterprise engaged in mining, concentrating, metallurgy and chemical engineering. It produces nickel, copper, cobalt, rare and precious metals and also some chemical products.

Jinchuan agreed to act as operator and hold complete financial responsibility for all exploration activities on the nickel exploration licenses following the conclusion of an option agreement with Beijing Songshanheli Mining Investment Co. Ltd., which previously held the properties under an exclusive agreement with Tanzanian Royalty.

The Chinese joint venture partners hold the right to earn a 100% interest in the Kabanga nickel properties for time-sensitive payments including staged exploration expenditures and a 30-year 3% net smelter royalty in favour of Tanzanian Royalty upon achieving commercial production.

Tanzanian Royalty's Kabanga properties comprise a project area of 4,200 square kilometres, with targets for nickel, cobalt and PGM mineralization. The project area is situated to the north of the high grade Kabanga nickel deposit which is currently under development by a joint venture consisting of Barrick and Xstrata.

When the Kabanga properties were first acquired by the Company, individual licenses were selected proximal to strong aeromagnetic anomalies and known gabbro/norite bodies that are believed to represent important controls for the nickel, copper and platinum group metals mineralization in the region. History shows that nickel deposits like Kabanga rarely occur alone.



Tanzanian Royalty will be providing logistical and related assistance to Jinchuan and Beijing Songshanheli in several key areas including government relations, license maintenance, corporate filings and the importing of heavy equipment.

China's friendship with Tanzania extends back decades and its involvement in the east African nation encompasses a wide range of industries including construction, mining and farming. The mutual respect generated by this long association and the joint venture's close relationship with Joseph Kahama and Tanzanian Royalty will facilitate the entry of the two Chinese companies into the Tanzanian economy, which ranks among the fastest growing on the African continent.

Oman Visit

In April of 2010, senior management of your company were invited to the Sultanate of Oman which some of you might not realize has historic ties with Zanzibar, a semi-autonomous part of the United Republic of Tanzania. In fact, Zanzibar was controlled by the Omanis in the 18th and 19th centuries. On the visit to Oman, I was accompanied by our President, Joseph Kahama, our senior vice president, Riaan van der Westhuizen and Special Advisor to the Chairman, David Duval.

Oman is a highly literate, culturally sophisticated model of free enterprise and religious tolerance on the Arabian Peninsula. In November 2010, The United Nations Development Program (UNDP) listed Oman as the most improved nation in the last 40 years from among 135 countries worldwide. While there, we had fruitful discussions on matters of mutual interest with our exceedingly gracious hosts, leaving the door open for future business opportunities between us in Tanzania.

Shareholder Visit to Kigosi Gold Project

We were delighted to host a group of knowledgeable and appreciative investors to our Kigosi Project in September. Time permitting we would like to make this a yearly event because it gives management a chance to brief investors on the Company's field activities where everything is actually taking place. I'm sure most shareholders returned home with a better understanding of what we were hoping to accomplish at Kigosi and how we intended to do it.

Closing Remarks

Another year has come to a close and I would like to express my sincere gratitude to our shareholders for their support in a period of difficult economic conditions and highly volatile commodity markets. Great things don't generally happen by accident and I genuinely believe we have an opportunity to create an asset base that will allow shareholders to realize returns on their investment that exceed their most optimistic expectations.

In closing I would like to acknowledge once again the superb effort put out by our technical and support staff in Tanzania, both on the exploration front and on the development side with the installation of the modular plant at Kigosi. Special thanks must go to our president, Joseph Kahama, who played a leading role in the acquisition of the Buckreef Gold Mine Re-development Project and in concluding a new agreement for the Kabanga nickel project with our two Chinese partners.

I would be remiss in not thanking our board members who were there when we needed them and performed admirably when called upon. I can't think of another company in our market segment with the depth of expertise and commitment we currently have at the board level.

I also want to extend my thanks to the Company's Senior Vice President Riaan van der Westhuizen; our Exploration Manager, Peter Zizhou; Florian Ngunangwa, Vice President East Africa; and Phillip Sango, Senior Geologist in Dar es Salaam. A very special thank you goes out to our core management group including Victoria Luis; our CFO, Regina Kuo-Lee; General Manager Mining, P.F. Verheem; our Corporate Secretary, Helen Hansen; Personal Assistant to the CEO, Anna Stoerzinger; and our Special Advisor to the Chairman, David Duval.

Respectfully yours,



James E. Sinclair
Chairman and CEO